UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2(a)) UNDER THE
SECURITIES EXCHANGE ACT OF 1934

THERAPEUTICSMD, INC.
(Name of Issuer)

COMMON STOCK, $0.001  PAR VALUE PER SHARE
(Title of Class of Securities)

88338N 10 7
(CUSIP Number)

 JOHN C.K. MILLIGAN, IV
951 Broken Sound Parkway, Suite 320
Boca Raton, FL  33486
(516) 961-1911
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

                       May 1, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   *

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88338N 10 7		Page 2 of 7 Pages
1.		Name of Reporting Persons. John C.K. Milligan, IV
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3.		SEC Use Only
4.		Source of Funds PF – Personal Funds
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 9,885,645
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 9,885,645
	10.	Shared Dispositive Power -0-
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 9,885,645
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares *
13.		Percent of Class Represented by Amount of Row (11) 7.34%
14.		Type of Reporting Person IN

CUSIP No. 88338N 10 7	Page 3 of 7 Pages

Item 1.                                Security and Issuer

The class of equity securities to which this Schedule 13D relates is the common stock, $0.001 par value, of TherapeuticsMD, Inc., a Nevada corporation ("Company" or "Issuer").  The address of the principal executive office of the Company is 951 Broken Sound Parkway NW, Suite 320, Boca Raton, FL  33487.

Item 2.                                Identity and Background.

(a)           Names:  John C.K. Milligan, IV (the "Reporting Persons").

(b)           Residence or Business Address of Reporting Person:

951 Broken Sound Parkway NW, Suite 320, Boca Raton, FL  33487.

(c)           Present principal occupation or employment of Reporting Person:

The Reporting Person serves as President, Secretary and Director of the Company.

(d)           During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding violation with respect to such laws.

(f)           Citizenship:  The Reporting Person is a citizen of the United States of America.

Item 3.                                Source and Amount of Funds or Other Consideration.

PF-Personal Funds
AF-Affiliate

Acquisition of Shares of the Issuer

Mr. Milligan owned units in VitaMedMD, LLC, a Delaware limited liability company ("VitaMed").  On October 4, 2011, VitaMed and its members closed an Agreement and Plan of Merger with the Company ("Merger Agreement") pursuant to which the Company acquired 100% ownership of VitaMed in exchange for the issuance of an aggregate of 58,407,331 of its shares of Common Stock.  Pursuant thereto, the Company issued Mr. Milligan a total of 6,368,018 shares of its Common Stock. The shares are covered by a Lock-Up Agreement as described below. (For further information, see the Company's Current Report on Form 8K filed with the Commission on October 12, 2011 and exhibits thereto which are incorporated herein by reference.)

CUSIP No. 88338N 10 7	Page 4 of 7 Pages

Acquisition of Derivative Securities of the Issuer

Non-Qualified Stock Option ("Option")

On January 1, 2009, VitaMed issued Mr. Milligan an Option that was assumed and re-issued by the Company pursuant to the terms of the Merger Agreement and the Conversion Ratio determined therein.  As a result, Mr. Milligan owns an Option for the purchase of 2,052,255 shares of the Company's Common Stock at an exercise price of $0.101839 per share under which all the underlying shares are currently vested. The Option was issued pursuant to the Company's Long Term Incentive Plan in exchange for services rendered and the Option and the underlying shares are covered by a Lock-Up Agreement as described below.

On February 27, 2012, Mr. Milligan was issued a Company Option for the purchase of 300,000 shares. The Company Option expires on February 27, 2022, has an exercise price of $2.20 per share and all shares thereunder vest on February 27, 2013.

On April 16, 2012, Mr. Milligan was issued a Company Option for the purchase of 75,000 shares.  The Company Option included 50,000 shares for his services to be rendered as a director during the calendar year 2012 and 25,000 shares for serviced to be rendered as Chair of the Corporate Governance Committee for the same period. The Company Option expires on April 16, 2022, has an exercise price of $2.55 per share and all shares thereunder vest on December 31, 2012.

On November 30, 2012, in conjunction with an Employment Agreement executed November 8, 2012, Mr. Milligan was issued an Option for the purchase of 800,000 shares. The Option expires November 30, 2022 and has an exercise price of $3.00 per share.  The shares under the Option vest at the rate of 266,666 shares on the first anniversary date of the Employment Agreement, and 266,667 and 266,667 shares on the second and third anniversary date of the Employment Agreement, respectively.

On May 1, 2013, Mr. Milligan was issued an Option for the purchase of 50,000 shares for his services to be rendered as a director of the Company for the calendar year 2013.  The Option expires on May 1, 2023, has an exercise price of $2.64 per share and all shares thereunder vest on December 31, 2013.

Common Stock Purchase Warrant ("Warrant")

On March 7, 2011, VitaMed entered into a Business Loan Agreement and Promissory Note  for a $300,000 bank line of credit (the "Bank LOC") for which the bank required a personal guarantee and cash collateral. Mr. Milligan provided a personal guarantee and cash collateral limited to $100,000. In consideration for the personal guarantee and cash collateral, VitaMed issued Mr. Milligan a VitaMed Warrant for the purchase of 166,666 Units (or a Company Warrant for the purchase of 204,571 shares pursuant to the Conversion Ratio). The ten-year Company Warrant vests at the rate of an aggregate of 25,571 shares per calendar quarter end and has an exercise price of $0.2444 per share.  As the Bank LOC was repaid prior to all shares being vested, the Warrant was reissued for 179,000 shares, all of which are vested.

On June 2, 2011, VitaMed issued Mr. Milligan a Warrant that was assumed and re-issued by the Company pursuant to the terms of the Merger Agreement and the Conversion Ratio determined therein.  As a result, Mr. Milligan owns a Warrant for the purchase of  61,372 shares of the Company's Common Stock at an exercise price of $0.407352 per share.  The underlying shares of the ten-year Warrant were

CUSIP No. 88338N 10 7	Page 5 of 7 Pages

fully vested at issuance.  The Warrant was issued in connection with a loan made to VitaMed on June 2,
2011 in the principal amount of $50,000. The loan bears interest at the rate of four percent (4%) per annum and was originally due on December 4, 2011.  The due date on the loan was extended to June 1, 2012. The Warrant and the underlying shares are covered by a Lock-Up Agreement as described below.

Lock-Up Agreement

As required by the terms of the Merger Agreement, Mr. Milligan entered into a Lock Up Agreement ("Agreement") with the Company covering the shares of the Company's Common Stock he acquired and due for issuance to him upon the exercise of the Option and Warrant aforementioned.  He agreed that from the date of the Agreement until eighteen (18) months thereafter (the "Lock-Up Period"), he would not make or cause any sale of the Company's securities.  After the completion of the Lock-Up Period, Mr. Milligan agreed not to sell or dispose of more than 2.5 percent (2.5%) of the aggregate Common Stock or shares reserved for issuance for the Option and Warrant per quarter over the following twelve (12) month period (the “Dribble Out Period”).  Upon the completion of the Dribble Out Period, the Agreement shall terminate.

Item 4.                                Purpose of Transaction.

See Item 3 above.

The Reporting Person has no plans which relate to or would result in:

(a)           the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)           an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)           A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

(d)           Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)           Any material change in the present capitalization or dividend policy of the issuer;

(f)           Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote  is required by Section 13 of the Investment Company Act of 1940;

(g)           Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)           Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

CUSIP No. 88338N 10 7	Page 6 of 7 Pages

(i)           A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)           Any action similar to any of those enumerated above.

Item 5.                                 Interest in Securities of the Issuer.

(a)   Mr. Milligan owns 6,368,018 shares directly, owns Options for the purchase of an additional 3,277,255 shares, and owns Warrants for the purchase of an aggregate of 246,372 shares bringing his direct ownership to an aggregate of 9,885,645 shares of the Company's Common Stock. The percentage of class for Mr. Milligan is 7.34% and is based on 134,668,961 shares which would be outstanding if the abovementioned Options and Warrants were exercised.

(b)   Mr. Milligan has sole power to vote or direct the vote and the power to dispose or to direct the disposition of the 9,885,645 shares of the Company's Common Stock owned or to be acquired directly by him through the exercise of an Option and Warrant.  (See Rows 7-10 of page 2 herein.)

(c)   Please see Item 3 above for the description of the transaction relative to the shares and derivative securities acquired by the Reporting Person.

(d)   The Reporting Person knows of no other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares or  derivative securities.

                        (e)   Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer

Except for as outlined herein, the Reporting Person has no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.                                Material to be Filed as Exhibits.

Exhibit No.	Date of Document	Description of Document
10.0	07/18/11	Agreement and Plan of Merger by and among AMHN, Inc., VitaMedMD, LLC and VitaMed Acquisition, LLC(1)
10.1	n/a	Long Term Incentive Compensation Plan(2)
10.2	n/a	Lock-Up Agreement, form of(3)
10.3	n/a	Non-Qualified Stock Option, form of(3)
10.4	n/a	Common Stock Purchase Warrant, form of(3)
10.5	November 8, 2012	Employment Agreement, form of(4)
____________________
  (1) Filed as an exhibit to the Company's Current Report on Form 8-K filed with the Commission on July 21, 2011, which report and exhibits are incorporated herein by reference.
  (2) Filed as an exhibit to the Company's Definitive Information Statement Schedule 14C filed with the Commission on September 12, 2011, which report and exhibits are incorporated herein by reference.
  (3) Filed as an exhibit to the Company's Current Report on Form 8-K filed with the Commission on October 11, 2011, which report and exhibits are incorporated herein by reference.
  (4) Filed as an exhibit to the Company's Quarterly Report on Form 10-Q for quarter ended September 30, 2012 filed with the Commission on November 13, 2012, which report and exhibits are incorporated herein by reference.

CUSIP No. 88338N 10 7	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 3, 2013	By:	/s/ John C.K. Milligan, IV
John C.K. Milligan, IV